Exhibit 99.177

DeFi Technologies’ Subsidiary Valour Launches First Dogecoin (DOGE) ETP in the Nordics on Spotlight Stock Market

●	Introduction of Valour Dogecoin (DOGE) SEK ETP: DeFi Technologies’ subsidiary Valour Inc. has introduced the Valour Dogecoin (DOGE) ETP (ISIN: CH1108679320) on Sweden’s Spotlight Stock Market, marking the first Dogecoin ETP available in the Nordics. This launch expands Valour’s suite of digital asset products, offering investors exposure to Dogecoin, which currently holds a market capitalization of approximately $59.5 billion, ranking it as the 7th largest digital asset globally.

●	Understanding Dogecoin (DOGE): Dogecoin is an open-source, peer-to-peer digital currency that originated as a lighthearted alternative to Bitcoin. Created in December 2013 by software engineers Billy Markus and Jackson Palmer, it features the Shiba Inu dog from the “Doge” meme as its logo. Despite its humorous beginnings, Dogecoin has developed a robust community and gained significant traction in the cryptocurrency market. It operates on a decentralized network, utilizing blockchain technology to facilitate secure and swift transactions. Similar to Bitcoin, the Dogecoin blockchain uses proof-of-work consensus mechanism, requiring miners to solve complex mathematical problems to validate transactions and secure the network. Miners are rewarded with Dogecoin for their efforts, contributing to the coin’s circulation and security. Dogecoin is often used for tipping content creators online and has been employed in various charitable initiatives, reflecting its community-driven ethos.

●	Strategic Product Expansion: The launch of the Valour Dogecoin ETP highlights Valour’s commitment to delivering innovative digital asset investment opportunities in a rapidly evolving financial landscape. By listing this ETP on the Spotlight Stock Market, Valour provides Nordic investors with access to Dogecoin, a cryptocurrency that has gained significant traction following the U.S. presidential election. Renewed momentum, fueled by high-profile endorsements and increased public interest, reflects Dogecoin’s growing appeal. This initiative aligns with Valour’s strategy to expand access to a diverse range of digital assets, addressing the changing preferences of investors in the region.

Toronto, Canada, November 26, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a crypto-native technology company at the forefront of merging traditional capital markets with decentralized finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange-traded products (“ETPs”) providing simplified access to digital assets, has listed the Valour Dogecoin (DOGE) ETP in the Nordics on the Spotlight Stock Market. This marks the launch of the first Dogecoin (DOGE) ETP in the region, offering investors a simple and secure way to gain exposure to DOGE.

This launch grants investors seamless access to Dogecoin, a prominent cryptocurrency known for its active community and widespread adoption. With a market cap of approximately $59.6 billion, Dogecoin ranks as the 7th largest digital asset globally.

The Valour Dogecoin (DOGE) SEK ETP (ISIN:CH1108679320) is the latest addition to Valour’s expanding portfolio of digital asset products. This ETP enables investors to gain exposure to Dogecoin’s performance without the complexities of direct cryptocurrency ownership. Featuring a competitive management fee of 1.9%, the ETP offers a streamlined and secure avenue for investors to participate in the cryptocurrency market.

“Introducing the world’s first Dogecoin ETP in the Nordics represents a significant milestone in our mission to democratize access to digital assets,” commented Elaine Buehler, Head of Product at Valour. “We are excited to provide investors with a regulated product that captures the essence of Dogecoin’s dynamic market presence.”

Dogecoin (DOGE) is a peer-to-peer, open-source cryptocurrency introduced in 2013 as a humorous alternative to Bitcoin. Originating as a parody of the cryptocurrency boom, Dogecoin features the iconic Shiba Inu dog from the viral “Doge” meme as its logo. Despite its lighthearted beginnings, Dogecoin has evolved into a widely recognized and utilized digital currency with a vibrant community and a strong presence in the cryptocurrency market.

Dogecoin uses the Scrypt algorithm, enabling fast and low-cost transactions. Its inflationary design, with no maximum supply, supports steady coin issuance, making it suitable for microtransactions and everyday use. Dogecoin is commonly used for tipping content creators, charitable donations, crowdfunding initiatives, and payments with merchants like SpaceX and the Dallas Mavericks.

Driven by an active and loyal community, Dogecoin has maintained relevance through ongoing development and widespread adoption. Its blend of accessibility, humor, and utility continues to contribute to its role as a significant and enduring player in the cryptocurrency ecosystem.

“In light of the recent U.S. presidential election results and the subsequent surge in demand for Dogecoin, the launch of the Valour Dogecoin ETP on the Spotlight Stock Market aligns with our mission to provide investors with timely access to high-demand digital assets,” said Johanna Belitz, Head of Nordics at Valour. “The growing popularity of Dogecoin, bolstered by influential figures like Elon Musk, highlights our commitment to delivering innovative and diversified investment opportunities in the Nordics.”

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Hedera (HBAR), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Sui (SUI), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of Valour Dogecoin (DOGE) ETP the development of the DOGE token; investor confidence in Valour’s ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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